May 20, 2025

Ronald A. Duncan
President and Chief Executive Officer
GCI Liberty, Inc.
12300 Liberty Blvd.
Englewood, Colorado 80112

       Re: GCI Liberty, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 6, 2025
           File No. 333-286272
Dear Ronald A. Duncan:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Accounting Treatment, page 56

1. Your response to prior comment 6 states that the separation and distribution agreement, the tax sharing agreement and the tax receivables agreement are not expected to materially change the future results of GCI Liberty. However, your response to prior comment 8 states that services agreement, facilities sharing agreement, and an aircraft time sharing agreement, as described in the registration statement on pages 122-124, as well as other public company costs, are currently estimated to be less than $10 million per annum. In addition we note your disclosure that "if the cash taxes payable by Liberty Broadband from the separation exceed
       $420 million, GCI Liberty must pay to Liberty Broadband the value of the portion of
       U.S. federal, state and local income tax benefits realized by GCI Liberty as a result of
 May 20, 2025
Page 2

      certain tax elections made with respect to the separation that correspond to taxes from the separation in excess of $420 million." In light of these factors, please confirm that pro forma financial information are not necessary to reflect GCI Liberty as an autonomous entity. Refer to Rule 11-01(a)(7) of Regulation S-X.
Index to Financial Statements
Combined Statements of Operations, page F-4

2. Your response to prior comment 9 states that operating expenses include business direct costs, consumer direct costs, technology expense, other expenses, and stock-
      based compensation expense. Please tell us how this presents your operating expenses by function. Tell us whether operating expenses includes direct and indirect selling expenses (e.g. advertising and selling costs paid to third parties and compensation costs for sales employees) or general and administrative expenses (e.g. direct costs of administering the business and other indirect costs excluding those included in cost of sales). Tell us whether operating expenses include direct and indirect costs related to the revenue caption. In this regard, explain how your presentation complies with Rule
      5-03(b)(4) of Regulation S-X which requires the separate presentation of selling, general and administrative expenses.
Notes to Combined Financial Statements
(1) Basis of Presentation, page F-7

3. Please clarify your response to prior comment 8 to explain whether the corporate function for the operation of a public company is reflected in the historical financial statements of GCI Liberty. If you have allocated common expenses, you should
      disclose the allocation method used in the notes to the financial statements along with
      management   s assertion that the method used is reasonable. Refer to SAB
Topic
      1.B.1.
        Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Jeeho Lee, Esq.